Exhibit 99.1

P R E S S   R E L E A S E                                FOR IMMEDIATE RELEASE
Contact:  Kevin Sabin                                             May 16, 2003
          President and Chief Operating Officer,                   Page 1 of 2
          Arvest Bank
          (918)631-1067

  ARVEST BANK AND SUPERIOR FINANCIAL CORP. ANNOUNCE DEFINITIVE AGREEMENT FOR
                                 AFFILIATION

Little Rock, AR - May 16, 2003 - Arvest Bank announces that its parent, Arvest Holdings, Inc., a $4.9 billion bank holding company with branches throughout Arkansas, Oklahoma and Southern Missouri, has executed a definitive agreement to acquire by merger with Superior Financial Corp. The merger is expected to be completed in the fourth quarter of 2003.

"This is an exceptional fit - geographically and culturally, between two organizations dedicated to providing their customers with outstanding service and convenience," noted Marvin Scott, President and Chief Operating Officer of Superior. "Superior's 57 branch locations in Arkansas and Oklahoma will increase Arvest's total branch locations to 190."

Kevin Sabin, President and Chief Operating Officer of Arvest Bank, noted that "Although the two organizations have some locations in the same communities, Superior is very strong in certain communities that Arvest just recently entered, and vice-versa. In addition, many Superior locations in smaller communities complement Arvest's existing community branch network, adding considerable convenience and value to customers of both institutions."

Sabin added, "Since many of our customers live in one town, work in another, shop in another and frequently visit yet other communities, our customers will know that they aren't far from an Arvest location."

"We are particularly pleased to affiliate with an organization that shares Arvest's sales and service emphasis," said Sabin. "Superior has established itself as a strong force in the communities it serves by listening to customers and taking a consultative selling approach. That is exactly how Arvest views it relationships with consumer and commercial customers - as a partner dedicated to providing a full range of financial solutions."

Sabin noted that the transaction is subject to approval by Superior's shareholders and regulatory authories and is expected to be completed in the fourth quarter of 2003. Customers of Superior should expect no changes in the near future. Once the merger is completed, Superior customers will have complete access to every Arvest location and/or


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ATM along with a full line of innovative financial services products.
Customers will be notified well in advance of any changes they can expect as the merger nears completion, although few are anticipated at this time.

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